

November 29, 2021

Carter Culver
Senior Vice President & Deputy General Counsel
Constellation Newholdco, Inc.
c/o Exelon Corporation
10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60680-5379

        Re: Constellation Newholdco, Inc.
             Amendment No. 3 to Draft Registration Statement on Form 10-12B
             Submitted November 12, 2021
             CIK 0001868275

Dear Mr. Culver:

       We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form 10-12B

Impacts of the February 2021 Extreme Cold Weather Event and Texas-based Generating Assets Outages, page 98

1.   You disclose that the estimated impact to your net income for the nine months ended September 30, 2021 arising from the impacts of the February 2021 extreme cold weather event and Texas-based outages was a reduction of approximately $880 million. You estimate a full year reduction in net income of approximately $670 million to $820 million related to these events in 2021. Revise to disclose how the range for the full year was determined and quantify the estimated impact of each material factor that contributed to

the development of this range.

   You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Energy & Transportation

cc: Tiffany Chan, Esq.